

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Patrick Orlando
Chairman and Chief Executive Officer
Benessere Capital Acquisition Corp.
777 SW 37th Avenue, Suite 510
Miami, FL 33135-3250

> **Re: Benessere Capital Acquisition Corp.**
> **Form S-1 filed November 3, 2020**
> **File No. 333-249814**

Dear Mr. Orlando:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed November 3, 2020

Summary, page 1

1. We note the reference on page 3 to financial advisory services with ARC Group Ltd, an affiliate of the sponsor. Please revise Certain Relationships on page 117 as well as your Conflicts of Interest disclosure to address the arrangement with ARC Group Ltd.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction